Exhibit (a)(1)(k)

CNET NETWORKS, INC.

Supplement to the

Offer to Amend Certain Options

This offer and withdrawal rights will expire at

11:59 p.m., Pacific Time, on April 4, 2007 unless this offer is extended by CNET Networks, Inc.

CNET Networks, Inc. hereby supplements and amends the Offer to Amend Certain Options dated March 7, 2007 as follows:

7. Conditions to the Offer

1. The sixth bullet point of Section 7 of the Offer to Amend is amended to read, in its entirety, as follows:

•

“there shall have occurred any change, development, clarification or position taken in the regulations or rulings of the Internal Revenue Service with respect to Section 409A or there shall have been a judicial decision regarding the tax treatment of eligible options under Section 409A or otherwise, in each case that would, in the reasonable judgment of the Company, make this offer unnecessary;”

2. The last paragraph of Section 7 of the Offer to Amend is amended to read in its entirety, as follows:

“The conditions to this offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our sole discretion, whether or not we waive any other condition to the offer. Should we decide to waive any of the material conditions to the offer, the offer will remain open for five business days following the date we announce the waiver. Our failure at any time to exercise any of these rights will not be deemed a waiver of such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights.”

Item 10 of the Schedule TO and Item 10 of the Offer to Amend

Additional Financial Information. We have provided the following additional financial information for your reference. The following selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 1, 2007. All amounts are in thousands, except per share data.

	Year ended December 31,
	2006	2005
Consolidated Statement of Operations Data:
Total revenues	$387,376	$338,047
Total operating expenses(a)(b)(c)	387,979	308,197
Operating income	8.397	29,850
Total non-operating income (expense) (d)(e)	(190)	(1,248)
Net income (f)	6,836	19,583
Basic net income per share	$0.05	$0.13
Diluted net income per share	$0.04	$0.13
Shares used in basic per share calculation	149,076	146,030
Shares used in diluted per share calculation	152,313	152,615

Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,327	$55,895
Total marketable debt securities	44,287	54,023
Working capital	2,764	134,013
Total assets	433,807	455,566
Total debt (e)	18, 348	141,766
Stockholders’ equity	$264,343	$252,536

(a)	Operating expenses included amortization of intangible assets of $11.9 million and $9.9 million for the years ended December 31, 2006 and 2005, respectively.
(b)	During 2006, we recorded goodwill impairment of $2.8 million related to the termination of our events operations. During the year ended December 31, 2005, we recorded an impairment of $1.6 million on a building held for sale in Switzerland.
(c)	In 2006, we recorded expenses of $13.7 million related to costs incurred in connection with the investigation of our stock option accounting practices and the restatement of our historical financial statements to correct errors found in the investigation.
(d)	In 2006, we recorded a loss of $0.6 million on the sale of HaoSi, our events business in China.
(e)	In 2006, we repaid $125.0 million of 0.75% Senior Convertible Notes upon receipt of a notice of acceleration under the indenture governing the notes. Due to this note repayment, we wrote off $2.2 million of related deferred debt issuance costs in 2006.
(f)	Net income included loss from discontinued operations related to the sale of the Computer Shopper reporting unit of less than $0.1 million for the year ended December 31, 2006. Loss from discontinued operations was $9.1 million for the year ended December 31, 2005.